UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

WM Technology, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92971A109
(CUSIP Number)

Scott Gordon
Silver Spike Holdings, LP
660 Madison Avenue, Floor 17, New York, New York 10016
(646) 699-3740

Copies to:
Derek J. Dostal
Lee Hochbaum
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92971A109	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS
Silver Spike Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (raised capital)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,750,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,750,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Partnership)

(1)
Silver Spike Holdings, LP directly controls Silver Spike Sponsor, LLC and may be deemed to beneficially own 6,250,000 shares of Class A common stock held by Silver Spike Sponsor, LLC, and ultimately exercises sole voting and dispositive power over such shares. Silver Spike Holdings, LP disclaims beneficial ownership of the shares of Class A common stock held by Silver Spike Sponsor, LLC except to the extent of its pecuniary interest therein.

Silver Spike Holdings, LP controls Silver Spike Capital, LLC, the manager of Silver Spike Opportunities I, LLC and may be deemed to beneficially own 3,500,000 shares of Class A common stock held by Silver Spike Opportunities I, LLC, and ultimately exercises sole voting and dispositive power over such shares. Silver Spike Holdings, LP disclaims beneficial ownership of the shares of Class A common stock held by Silver Spike Opportunities I, LLC except to the extent of its pecuniary interest therein.

(2)
The percentage of beneficial ownership is based on 129,240,192 shares of Class A common stock issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 21, 2021.

CUSIP No. 92971A109	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS
Silver Spike Sponsor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (raised capital)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,250,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,250,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Issuer)

(1)
The percentage of beneficial ownership is based on 129,240,192 shares of Class A common stock issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 21, 2021.

CUSIP No. 92971A109	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS
Silver Spike Opportunities I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (raised capital)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,500,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,500,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Issuer)

(1)
The percentage of beneficial ownership is based on 129,240,192 shares of Class A common stock issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 21, 2021.

Introductory Statement

Silver Spike Sponsor, LLC was initially eligible to report its beneficial ownership of Class A Common Stock (as defined below) on Schedule 13G pursuant to Rule 13d-1(d) of the Act. The Reporting Persons (as defined below) are jointly filing this Schedule 13D because the Reporting Persons have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WM Technology, Inc. (f/k/a Silver Spike Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 41 Discovery, Irving, California 92618.

In connection with its domestication as a Delaware corporation on June 15, 2021 and its acquisition of WM Holding Company, LLC on June 16, 2021 (the “Business Combination”), the Issuer changed its name from Silver Spike Acquisition Corp. (“Silver Spike”) to WM Technology, Inc. Prior to its domestication as a Delaware corporation, the Issuer was organized as a Cayman Islands exempted company, with a capital structure including Class A and Class B ordinary shares. Upon the domestication of the Issuer, these ordinary shares were automatically converted into shares of Class A common stock on a one-for-one basis. For ease of reference, in this Schedule 13D the shares of the Issuer both pre-domestication and post-domestication are referred to as shares of common stock.

Item 2.	Identity and Background

(a) This statement is filed by (i) Silver Spike Holdings, LP (“Silver Spike Holdings”), (ii) Silver Spike Sponsor, LLC (the “Sponsor”) and (iii) Silver Spike Opportunities I, LLC (“Silver Spike Opportunities”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The business address of each of Silver Spike Holdings and Silver Spike Opportunities is 660 Madison Avenue, Floor 17, New York, New York 10065. The business address of the Sponsor is 660 Madison Avenue, Suite 1600, New York, New York 10065.

(c) Silver Spike Holdings is a Delaware limited partnership. Sponsor is a Delaware limited liability company. Silver Spike Opportunities is a Delaware limited liability company.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Spike Holdings is a Delaware limited partnership. Sponsor is a Delaware limited liability company. Silver Spike Opportunities is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was capital raised by of the Sponsor and Silver Spike Opportunities.

Item 4.	Purpose of Transaction.

Background

The Issuer was formed as a blank check company incorporated for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Business Combination

On December 10, 2020, the Issuer entered into an agreement and plan of merger (as amended or modified from time to time, the “Merger Agreement”), with Silver Spike Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Silver Spike (“Merger Sub”), WM Holding Company, LLC, a Delaware limited liability company (“WMH”), and Ghost Media Group, LLC, a Nevada limited liability company, solely in its capacity as the initial holder representative, pursuant to which, on June 16, 2021, Merger Sub merged with and into WMH, whereupon the separate limited liability company existence of Merger Sub ceased and WMH became the surviving company and continued in existence as a subsidiary of the Issuer, on the terms and subject to the conditions set forth in the Merger Agreement. The transactions set forth in the Merger Agreement resulted in a “Business Combination” involving the Issuer for purposes of the Issuer’s Amended & Restated Memorandum and Articles of Association. The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Issuer.

Consideration to Silver Spike’s Shareholders and Warrant Holders in the Business Combination

In connection with the closing of the Business Combination, the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Upon the Domestication, each of the Issuer’s then issued and outstanding Class A ordinary shares and Class B ordinary shares automatically converted by operation of law into one share of Class A common stock of the Issuer in accordance with the terms of the Issuer’s Certificate of Incorporation (the “Charter”). Similarly, all of the Issuer’s outstanding warrants became warrants to acquire shares of Class A common stock of the Issuer. In connection with the Domestication, the Issuer was renamed WM Technology, Inc.

Subscription Agreements

Concurrently with the execution of the Merger Agreement, the Issuer entered into subscription agreements (the “Subscription Agreements”) pursuant to which certain investors, including Silver Spike Opportunities (the “Subscription Parties”), agreed to purchase an aggregate of 32,500,000 shares of the Issuer’s Class A common stock, for a purchase price of $10.00 per share of Class A common stock in a private placement to occur concurrently with the closing of the Business Combination.

The Subscription Agreement with Silver Spike Opportunities (the “Silver Spike Opportunities Subscription Agreement”) provided for the purchase by Silver Spike Opportunities of 3,500,000 shares of Class A common stock, for aggregate consideration of $35,000,000.

The foregoing description of the Silver Spike Opportunities Subscription Agreement is qualified in its entirety by reference to the Silver Spike Opportunities Subscription Agreement which is attached hereto as Exhibit 1 and incorporated herein by reference.

Working Capital Promissory Note

On February 18, 2021, the Issuer issued a $750,000 Promissory Note (the “Working Capital Promissory Note”) to the Sponsor, in exchange for $750,000 of financing to be used for the payment of working capital expenses, including expenses incurred in connection with the Business Combination.

The foregoing description of the Working Capital Promissory Note is qualified in its entirety by reference to the Promissory Note which is attached hereto as Exhibit 2 and incorporated herein by reference.

Securities Subscription Agreement

On June 11, 2019, pursuant to a securities subscription agreement (the “Securities Subscription Agreement”) the Issuer issued 7,187,500 shares of Class B common stock (the “Founder Shares”) to the Sponsor in exchange for a capital contribution of $25,000. This number included 937,500 Founder Shares that were subsequently forfeited due to the underwriters’ over-allotment option in the Issuer’s IPO not being exercised.

The foregoing description of the Securities Purchase Agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 3 hereto, and incorporated herein by reference.

Letter Agreement

On August 7, 2019, the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), not to transfer, assign or sell any of their Founder Shares (the “Founder Share Lock-Up”) until the earlier of (A) one year after the completion of an initial business combination and (B) the date following the completion of a business combination on which the Issuer completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”). Notwithstanding the foregoing, if, subsequent to a business combination, the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, the Founder Shares shall be released from the Founder Shares Lock-up.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 4 and incorporated herein by reference.

Registration Rights Agreement

On August 7, 2019, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted Sponsor certain registration rights in respect of the Private Placement Warrants and the Class A Common Stock underlying the Founder Shares and Private Placement Warrants. The Registration Rights Agreement was amended and restated in its entirety on June 16, 2021 to grant registration rights to certain other holders of the Issuer’s Class A Common Stock. Pursuant to the Subscription Agreements, the Issuer has also granted certain registration rights in respect of the Class A Common Stock issued pursuant to the Subscription Agreements. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement and the Amended and Restated Registration Rights Agreement which are attached hereto as Exhibits 5(a) and (b), respectively, and incorporated herein by reference.

Closing of the Business Combination

On June 16, 2021, at the closing of the Business Combination:

(1)
pursuant to the Silver Spike Opportunities Subscription Agreement, the Issuer issued to Silver Spike Opportunities an aggregate 3,500,000 shares of Class A Common Stock for aggregate consideration of $35,000,000 (net of amounts previously funded by Sponsor pursuant to the Working Capital Promissory Note);

(2)	6,250,000 Class A ordinary shares of Silver Spike held by the Sponsor automatically converted into 6,250,000 shares of Class A Common Stock; and

(3)	the Working Capital Promissory Note was deemed repaid in full.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional common stock and/or warrants, selling some or all of its common stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the common stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d) None

(e) None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of Silver Spike’s Form 8-K (File No. 001-39021), filed with the SEC on December 10, 2020).

2
Form of Promissory Note, dated February 18, 2021 among the Issuer and Sponsor (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39021), filed with the SEC on February 18, 2021).

3
Securities Subscription Agreement, dated June 11, 2019, between Silver Spike and Silver Spike Sponsor, LLC (incorporated herein by reference to Exhibit 10.5 of Silver Spike’s Registration Statement on Form S-1 (File No. 333-232734), filed with the SEC on July 19, 2019).

4
Letter Agreement, dated August 7, 2019, among Silver Spike and its officers, directors and sponsor (incorporated by reference to Exhibit 10.1 of Silver Spike’s Current Report on Form 8-K (File No. 001-39021), filed with the SEC on August 12, 2019).

5(a)
Registration Rights Agreement, dated August 7, 2019, between Silver Spike and certain security holders (incorporated by reference to Exhibit 10.3 of Silver Spike’s Current Report on Form 8-K (File No. 001-39021), filed with the SEC on August 12, 2019).

5(b)
Amended and Restated Registration Rights Agreement, dated as of June 16, 2021, by and among the Company, Silver Spike Sponsor and other parties thereto (incorporated by reference to Exhibit 10.5 of Silver Spike’s Current Report on Form 8-K (File No. 001-39021), filed with the SEC on June 22, 2021).

6	Joint Filing Agreement dated June 28, 2021 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date:June 28, 2021

SILVER SPIKE HOLDINGS, LP

By:	/s/Greg Gentile
Name:	Greg Gentile
Title:	Director

SILVER SPIKE SPONSOR, LLC

By:	/s/Greg Gentile
Name:	Greg Gentile
Title:	Manager

SILVER SPIKE OPPORTUNITIES I, LLC

By:	/s/Greg Gentile
Name:	Greg Gentile
Title:	Director